SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003

CLP Holdings Limited
(Registrant’s name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant’s principal executive office)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Ordinary and Special Resolutions passed by shareholders at the Annual General Meeting held on 5 May 2003, which were filed with Hong Kong Companies Registry on 16 May 2003.

THE COMPANIES ORDINANCE

(CHAPTER 32)

CLP Holdings Limited

Special Resolution and Ordinary Resolutions
passed at the Annual General Meeting on 5 May 2003

At the fifth Annual General Meeting of CLP Holdings Limited (the “Company”) duly convened and held at The Peninsula, Salisbury Road, Kowloon, Hong Kong on Monday, 5 May 2003, the following Resolution (5) was duly passed as a Special Resolution and Resolutions (6), (7) and (8) were duly passed as Ordinary Resolutions :-

(5)	“That the Articles of Association of the Company be and are hereby amended in the following respects:

(a)	by adding the following definitions in Article 2 immediately after the definition of “Board”:

“Electronic Communication”	A communication sent by electronic transmission in any form through any medium.

“Entitled Person”	An “entitled person” as defined under section 2(1) of the Companies Ordinance.

(b)	by adding the following definition in Article 2 immediately after the definition of “Register”:

“Relevant Financial Documents”	The “relevant financial documents” as defined under section 2(1) of the Companies Ordinance.

(c)	by adding the following definition in Article 2 immediately after the definition of “Stock Exchange”:

“Summary Financial Report”	The “summary financial report” as defined under section 2(1) of the Companies Ordinance.

(d)	by deleting the definitions “in writing” and “written” in Article 2 and substituting therefor the following:

“in writing” and “written” shall include printing, lithograph, xerography, photography or other modes of representing or reproducing words in a permanent visible form or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an Electronic Communication), or modes of representing or reproducing words partly in one visible form and partly in another visible form.

(e)	by adding the following paragraph to the end of Article 2:

References to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a document or notice, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not.

(f)	by deleting Article 145 and substituting therefor the following:

145 (A)	Subject to Article 145(B), a copy of the Relevant Financial Documents and/or a copy of the Summary Financial Report (where the recipient has, in accordance with and if required by the Statutes and other applicable laws, rules and regulations, consented or is deemed to have consented to receiving the Summary Financial Report in place of the Relevant Financial Documents) shall, not less than twenty-one clear days before the relevant General Meeting, be delivered or sent by post to the registered address of every Entitled Person and to the Auditors and the required number of copies of each of the Relevant Financial Documents and the Summary Financial Report, if published, shall at the same time be forwarded to the Stock Exchange.

(B)	Subject to the Company complying with the Statutes and any other applicable laws, rules and regulations from time to time in force with regard to any requirements for the obtaining of consent (or deemed consent) from any Entitled Person (a “Consenting Person”) and/or for giving a Notice of Publication (as defined in Article 148) to any such Consenting Person, the Company may treat the publication of the Relevant Financial Documents and/or the Summary Financial Report (as the case may be) on the Company’s computer network, to which such person may have access, throughout the period beginning not less than twenty-one clear days before the relevant General Meeting, as discharging the Company’s obligation to send to him a copy of such documents under Article 145(A).

(g)	by deleting Article 148 and substituting therefor the following:

148(1)	Subject to Article 148(2) any notice, document or other publication by the Company (including any “corporate communication” as defined in the Listing Rules) may be given or issued by the following means:

(A)	by serving it personally on the relevant person;

(B)	by sending it through the post in a prepaid envelope or wrapper addressed to a member at his registered address as appears in the Register (or in the case of other person, to such address as he may provide under Article 150);

(C)	by delivering or leaving it at such address as aforesaid;

(D)	by placing an advertisement in English in at least one English language newspaper or publication and in Chinese in at least one Chinese language newspaper or publication, being in each case a newspaper or publication specified in the list thereof issued and published in the Gazette for the purposes of Section 71A of the Companies Ordinance (Chapter 32) (including any statutory modification or re-enactment thereof) by the Chief Secretary for Administration for such period as the Board may think fit;

(E)	by sending or transmitting it as an Electronic Communication to the relevant person at such electronic address as he may provide under Article 150, subject to the Company complying with the Statutes and any other applicable laws, rules and regulations from time to time in force with regard to any requirements for the obtaining of consent (or deemed consent) from such person;

(F)	by publishing it on the Company’s computer network to which the relevant person may have access, subject to the Company complying with the Statutes and any other applicable laws, rules and regulations from time to time in force with regard to any requirements for the obtaining of consent (or deemed consent) from such person and/or for giving notification to any such person stating that the notice, document or publication is available on the Company’s computer network (a “Notice of Publication”); or

(G)	by sending or otherwise making it available to such person through such other means to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations.

(2)	Any Notice of Publication may be given or issued by any of the means mentioned in Article 148(1), other than the means specified in paragraph (F) thereof.

(h)	by deleting Article 150 and substituting therefor the following:

150	Every member of and holder of debentures of the Company or a person who is entitled to receive notice from the Company under the provisions of the Statutes or these Articles shall register with the Company an address either in Hong Kong or elsewhere and/or an electronic address to which notices can be served upon him and if any such person shall fail to do so, notice may be served on such person by sending the same in any of the manners mentioned to his last known registered address or electronic address, or if there is none, a notice displayed in the Office shall be deemed to be well served on him at the time when it is first so displayed.

(i)	by deleting Articles 151 and 152 and substituting therefor the following:

151	Any notice, document or other publication (including any “corporate communication” as defined in the Listing Rules) given or issued by or on behalf of the Company:

(A)	if served by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice, document or publication was properly addressed, prepaid and put into such post office and a certificate in writing signed by the Secretary or other officer of the Company that the envelope or wrapper containing the notice, document or publication was so addressed, prepaid and put into the post office shall be conclusive evidence thereof;

(B)	if sent or transmitted as an Electronic Communication, shall be deemed to have been served at the time when the notice, document or publication is transmitted electronically provided that no notification that the Electronic Communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender’s control shall not invalidate the effectiveness of the notice, document or publication being served;

(C)	if published on the Company’s computer network, shall be deemed to have been served on the day on which the notice, document or publication first so appears on the Company’s computer network to which the relevant person may have access or the day on which the Notice of Publication is deemed to have been served or delivered to such person under these Articles, whichever is later;

(D)	if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company that the notice, document or publication was so served or delivered shall be conclusive evidence of the service or delivery; or

(E)	if published as an advertisement in a newspaper or other publication permitted under Article 148(1)(D), shall be deemed to have been served on the day on which the advertisement first so appears.

(j)	by deleting the words “by post to, or left at, the registered address of any member” in the first line of Article 153 and substituting therefor the words “to any member in such manner as provided in Article 148” and by renumbering Article 153 to Article 152;

(k)	by adding immediately after the word “address” in the third line of Article 154 the words “(including electronic address)” and by renumbering Article 154 to Article 153; and

(l)	by adding immediately after the existing Article 154 (which is to be renumbered to Article 153) the following new Article 154:

154	Subject to any applicable laws, rules and regulations and the terms of these Articles, any notice, document or publication, including but not limited to the documents referred to in Article 145 and any “corporate communication” as defined in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.”

(6)	“That:

(a)	subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(7)	“That:

(a)	a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

(8)	“That, conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6).”

The Hon. Michael D. Kadoorie Chairman of the Meeting

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/s/ April Chan

Name: April Chan Title: Deputy Company Secretary

Date: 19 May 2003